Act: 1934
Section: 15d
Rule:
Public Availability: 7/25/2012

12027991

July 25, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerisourceBergen Corporation
Incoming letter dated July 25, 2012

Based on the facts presented, the Division will not object if the Subsidiary Guarantors stop filing periodic and current reports under the Exchange Act, including their quarterly reports on Form 10-Q for the quarter ended June 30, 2012. We assume that, consistent with the representations made in your letter, the Subsidiary Guarantors will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-Q for the quarter ended June 30, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Mail Stop 4561

James W. McKenzie, Jr.
Morgan Lewis LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: AmerisourceBergen Corporation

Dear Mr. McKenzie:

In regard to your letter of July 25, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Securities Exchange Act of 1934
Rule 12h-3
Section 15(d)

July 25, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerisourceBergen Corporation — File No. 333-162227
Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, AmerisourceBergen Corporation, a Delaware corporation (the "Company"), and the subsidiaries of the Company listed on Exhibit A hereto (the "Subsidiary Guarantors"), with respect to the suspension of the reporting obligations of the Subsidiary Guarantors under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the class of securities titled "Guarantees of Debt Securities" (collectively, the "Guarantees of Debt Securities") registered on a shelf registration statement on Form S-3 (File No. 333-162227) (as amended, the "Form S-3 Shelf").

The Subsidiary Guarantors satisfy all requirements of Rule 12h-3(a) and (b) for the suspension of their reporting obligations under Section 15(d) of the Exchange Act, but the provisions of paragraph (c) of Rule 12h-3 would make Rule 12h-3 unavailable for the Guarantees of Debt Securities for such reporting obligations for the remainder of the fiscal year ending September 30, 2012 (the "2012 Fiscal Year"). Accordingly, we request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that neither (i) the effectiveness during the 2012 Fiscal Year of Post-Effective Amendment No. 3 ("Post-Effective Amendment No. 3") to the Form S-3 Shelf, nor (ii) the updating of the Form S-3 Shelf during the 2012 Fiscal Year pursuant to the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), would, under the circumstances described herein, preclude each Subsidiary Guarantor from filing a Form 15 to suspend its reporting obligations with respect to the 2012 Fiscal Year under Section 15(d) of the Exchange Act, in reliance on Rule 12h-3 thereunder. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company and the Subsidiary Guarantors.

I. Background

(a) Guarantees of Debt Securities

The Company is a "well-known seasoned issuer" under Rule 405 of the Securities Act. The Form S-3 Shelf is an automatic shelf registration statement that became effective under Rule 462(e) of the Securities Act upon filing by the Company with the Commission on September 30, 2009. The Subsidiary Guarantors became additional registrants under the Form S-3 Shelf upon the registration of the Guarantees of Debt Securities pursuant to Post-Effective Amendments Nos. 1, 2 and 3, each of which was also automatically effective. The Company filed Post-Effective Amendment No. 1 on November 4, 2009 to register the Guarantees of Debt Securities of all of the Subsidiary Guarantors except AmerisourceBergen Consulting Services, Inc., International Oncology Network Solutions, Inc., IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC. The Company filed Post-Effective Amendment No. 2 on December 1, 2010 to register the Guarantees of Debt Securities of AmerisourceBergen Consulting Services, Inc. and International Oncology Network Solutions, Inc. The Company filed Post-Effective Amendment No. 3 on November 3, 2011 to register the Guarantees of Debt Securities of IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC.

The Subsidiary Guarantors are no longer registrants under the Form S-3 Shelf because the Guarantees of Debt Securities were de-registered upon the filing of Post-Effective Amendment No. 4 to the Form S-3 Shelf ("Post-Effective Amendment No. 4"), which was automatically effective upon filing with the Commission on July 18, 2012.

During the 2012 Fiscal Year, Post-Effective Amendment No. 3 became effective pursuant to Rule 462(e) of the Securities Act upon filing with the Commission on November 3, 2011, and the Form S-3 Shelf has been updated pursuant to the requirements of Section 10(a)(3) of the Securities Act upon the filing of the Company's Annual Report on Form 10-K.

(b) Senior Notes Issued under the Form S-3 Shelf and Related Subsidiary Guarantees

The Company has completed two senior note offerings under the Form S-3 Shelf where the senior notes were guaranteed by the Subsidiary Guarantors. On November 19, 2009, the Company issued 4.875% Senior Notes due 2019 (the "2019 Notes") that were guaranteed by the Subsidiary Guarantors (the "2019 Note Guarantees"). On November 14, 2011, the Company issued 3.500% Senior Notes due 2021 (the "2021 Notes") that were guaranteed by the Subsidiary Guarantors (the "2021 Note Guarantees").

The 2019 Notes and the 2019 Note Guarantees were issued under an Indenture, dated as of November 19, 2009, between the Company and U.S. Bank National Association, as trustee ("U.S. Bank"), as supplemented and amended by a First Supplemental Indenture, dated as of November 19, 2009, by and among the Company, the Subsidiary Guarantors and U.S. Bank, and the 2021 Notes and the 2021 Note Guarantees were issued under such Indenture, as supplemented and amended by a Second Supplemental Indenture, dated as of November 14, 2011, by and among the Company, the Subsidiary Guarantors and U.S. Bank (such Indenture as supplemented and amended, the "2009 Indenture").

(c) Other Senior Notes and Related Subsidiary Guarantees

The Company also has outstanding $5^5/_8$% Senior Notes due 2012 (the "2012 Notes") that were guaranteed by the Subsidiary Guarantors (the "2012 Note Guarantees"), and $5^7/_8$% Senior Notes due 2015 (the "2015 Notes") that were guaranteed by the Subsidiary Guarantors (the "2015 Note Guarantees"). The Company issued the 2012 Notes and the 2015 Notes in July 2006 in an exchange offer registered pursuant to a registration statement on Form S-4 (File No. 333-132017) (the "Form S-4") in exchange for senior notes sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act.

The 2012 Notes, the 2012 Note Guarantees, the 2015 Notes and the 2015 Note Guarantees were issued under an Indenture, dated September 14, 2005 (the "2005 Indenture"), between the Company, the Subsidiary Guarantors and The Bank of New York Mellon (formerly known as The Bank of New York) as successor trustee to J.P. Morgan Trust Company, National Association, as trustee (together with U.S. Bank, each, a "Trustee").

(d) Release and Termination of 2012 Note Guarantees, 2015 Note Guarantees, 2019 Note Guarantees and 2021 Note Guarantees

On June 29, 2012, in accordance with the terms of each of the 2005 Indenture and the 2009 Indenture (collectively, the "Indentures"), the Subsidiary Guarantors were released and relieved from their respective obligations under the 2012 Note Guarantees, the 2015 Note Guarantees, the 2019 Note Guarantees and the 2021 Note Guarantees (collectively, the "Guarantees") and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding as of June 29, 2012, and there are currently no holders of the Guarantees. Also on June 29, 2012, simultaneously with the termination of the Guarantees, the Subsidiary Guarantors were fully, unconditionally and irrevocably released from their guarantee of the Company's obligations under the Credit Agreement dated as of March 18, 2011, as amended and restated as of October 28, 2011, by and among the Company, the Subsidiary Guarantors and JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the other lenders party thereto (the "Credit Agreement"), and the associated Guarantee Agreement providing for such guarantee (the "Credit Guarantee Agreement") was terminated.

Morgan Lewis
COUNSELORS AT LAW

As part of the due diligence process that the Company undertook to determine whether to terminate the Guarantees, the Company consulted informally with the rating agencies that have established a rating for the Company's senior unsecured debt obligations to ascertain whether termination of the Guarantees would negatively affect the Company's ratings. Following consultation with the rating agencies, the Company believed that the termination of the Guarantees would not affect the Company's ratings and the Company's ratings did not, in fact, change as a result of the termination of the Guarantees on June 29, 2012.

After consulting with the rating agencies, the Company approached the Administrative Agent for the Credit Agreement and the Trustee for each Indenture with respect to the termination of the respective guarantees of the Subsidiary Guarantors.

With respect to the Credit Agreement, Section 11.16 provides that upon the certification that no Subsidiary Guarantor is liable for the Company's senior notes or any other material indebtedness, the Credit Guarantee Agreement terminates and the Subsidiary Guarantors are fully, unconditionally and irrevocably released from their guarantee of the Company's obligations under the Credit Agreement and the Credit Guarantee Agreement. On June 29, 2012, simultaneously with the termination of the Guarantees, the Company provided the Administrative Agent with such certification and the Administrative Agent acknowledged and confirmed the termination of the Credit Guarantee Agreement and confirmed that each Subsidiary Guarantor was so fully, unconditionally and irrevocably released.

With respect to the 2012 Note Guarantees and the 2015 Note Guarantees, Section 10.05 of the 2005 Indenture provides that upon the certification that simultaneously with the release of the 2012 Note Guarantees and the 2015 Note Guarantees the Subsidiary Guarantors will cease to have outstanding or guarantee any Specified Indebtedness (as defined therein), the Trustee will evidence the release of the Subsidiary Guarantors from their 2012 Note Guarantees and 2015 Note Guarantees. On June 29, 2012, simultaneously with the termination of the Credit Guarantee Agreement and the release of the 2019 Note Guarantees and the 2021 Note Guarantees, the Company provided the Trustee with such certification, as well as an opinion of counsel that the conditions and covenants of the 2005 Indenture relating to such release had been complied with, and the Trustee provided evidence of the release of the Subsidiary Guarantors from their 2012 Note Guarantees and 2015 Note Guarantees.

With respect to the 2019 Note Guarantees and the 2021 Note Guarantees, Section 8.05(c) of the First and Second Supplemental Indentures, respectively, to the 2009 Indenture provides that upon the certification that simultaneously with the release of the 2019 Note Guarantees and the 2021 Note Guarantees, respectively, the Subsidiary Guarantors will cease to have outstanding or guarantee any Specified Indebtedness (as defined therein), the Trustee will evidence the release of the Subsidiary Guarantors from their 2019 Note Guarantees and 2021 Note Guarantees. On June 29, 2012, simultaneously with the termination of the Credit Guarantee Agreement and the release of the 2012 Note Guarantees and the 2015 Note Guarantees, the Company provided the Trustee with such certification, as well as an opinion of counsel that the conditions and covenants of such Indenture relating to such release had been complied with, and the Trustee provided evidence of the release of the Subsidiary Guarantors from their 2019 Note Guarantees and 2021 Note Guarantees.

The Subsidiary Guarantors will no longer issue any Guarantees of Debt Securities under the Form S-3 Shelf in any future offerings of debt securities by the Company. The Form S-3 Shelf has been amended by Post-Effective Amendment No. 4 filed with the Commission on July 18, 2012 to de-register the Guarantees of Debt Securities.

The Subsidiary Guarantors no longer have any class of securities registered or required to be registered under the Securities Act or the Exchange Act that would subject any of the Subsidiary Guarantors to the reporting obligations of Section 15(d) or any other provision of the Exchange Act. None of the Subsidiary Guarantors has any outstanding class of securities other than its common stock, which is 100% owned (as defined in Rule 3-10(h) of Regulation S-X), by the Company. Accordingly, none of the Subsidiary Guarantors has any class of securities registered or required to be registered under Section 12 of the Exchange Act.

II. Discussion

Because the Form S-3 Shelf was updated pursuant to the requirements of Section 10(a)(3) during the 2012 Fiscal Year and Post-Effective Amendment No. 3 (filed to register the Guarantees of Debt Securities of three Subsidiary Guarantors: IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC) became effective during the 2012 Fiscal Year, the Subsidiary Guarantors continue to be subject to the obligation under Section 15(d) of the Exchange Act to file the reports required by Section 13(a) of the Exchange Act for the remainder of the 2012 Fiscal Year.

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing a Form 15 and (2) the period since the issuer became subject to such reporting obligations, and (B) the securities are held of record by fewer than 300 persons.

The Subsidiary Guarantors qualify for suspension of their reporting obligations under Section 15(d) pursuant to Rule 12h-3 with respect to the Guarantees of Debt Securities but for the provisions of paragraph (c) of Rule 12h-3. The Subsidiary Guarantors have been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof (the "Rule 12h-5 Exemption"). In particular, the Company's financial statements filed with the Commission since the effectiveness of the Form S-4 on June 9, 2006 (filed in connection with the issuance of the 2012 Notes and the 2015 Notes) have included the financial information of the Subsidiary Guarantors required by Rule 3-10(f)(4) of Regulation S-X (the "Rule 3-10 Disclosure"). Therefore, the Subsidiary Guarantors satisfy the requirements of Rule 12h-3 but for the application of the provisions of paragraph (c) thereof, which would in effect require the Subsidiary Guarantors to

Morgan Lewis
COUNSELORS AT LAW

continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a) for the remainder of the 2012 Fiscal Year.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of Post-Effective Amendment No. 3 (filed to register the Guarantees of Debt Securities of three Subsidiary Guarantors: IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC) and the updating of the Form S-3 Shelf pursuant to Section 10(a)(3) of the Securities Act bring the Subsidiary Guarantors within the scope of Rule 12h-3(c) for the 2012 Fiscal Year.

We respectfully submit that the Subsidiary Guarantors should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

(1) the Subsidiary Guarantors meet the requirements of Rules 12h-3(a) and (b),
(2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Subsidiary Guarantors relief,
(3) the benefits of reporting for the Subsidiary Guarantors do not outweigh the burdens of making such filings, and
(4) the Commission has recognized in a number of similar situations that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

The issue presented in this letter is whether the effectiveness of Post-Effective Amendment No. 3 (filed to register the Guarantees of Debt Securities of three Subsidiary Guarantors: IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC) and the updating of the Form S-3 Shelf pursuant to Section 10(a)(3) of the Securities Act, each during the 2012 Fiscal Year, should preclude the Subsidiary Guarantors from using Rule 12h-3.

The Subsidiary Guarantors meet all requirements of Rules 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a). For the periods since each Subsidiary Guarantor became subject to the reporting obligations of Section 15(d), each Subsidiary Guarantor has throughout such periods been eligible for, and has availed itself of, the Rule 12h-5 Exemption. Set forth on <u>Exhibit A</u> hereto for each Subsidiary Guarantor is the annual or quarterly report filed by the Company under the Exchange Act in which the Rule 3-10 Disclosure was first provided for such Subsidiary Guarantor. In particular, the Company's financial statements filed with the Commission since the effectiveness of the Form S-4 on June 9, 2006 included the Rule 3-10 Disclosure for the Subsidiary Guarantors. Thus, the Company advises the Staff that, as of the date of this letter, each Subsidiary Guarantor is current in its reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of each Subsidiary Guarantor under Section 15(d) with respect to the Guarantees of Debt Securities and the

Guarantees in reliance on Rule 12h-3, each Subsidiary Guarantor will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date. Furthermore, the Subsidiary Guarantors will not issue any Guarantees of Debt Securities under the Form S-3 Shelf in any future offerings of debt securities by the Company, the Guarantees of Debt Securities were de-registered on July 18, 2012 pursuant to Post-Effective Amendment No. 4, and since June 29, 2012 there have been no holders of Guarantees.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Subsidiary Guarantors relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). As noted above, the Subsidiary Guarantors will not issue any Guarantees of Debt Securities under the Form S-3 Shelf in any future securities offerings of debt securities that the Company may undertake, the Guarantees of Debt Securities were de-registered pursuant to Post-Effective Amendment No. 4, and there are no longer any holders of the Guarantees. As a result, there are and will be no holders of Guarantees of Debt Securities who would be protected by, or would in any way benefit from, the continued obligation of the Subsidiary Guarantors to file reports under Section 15(d) for the 2012 Fiscal Year that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. *See, e.g., MXenergy Holdings Inc.* (available August 18, 2011); *Aeroflex Incorporated* (available August 4, 2011); *CPG International, Inc.* (available March 23, 2011); *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available August 27, 2009); *Media General Communications, Inc.* (available April 1, 1997); *Alamo Rent-A-Car, Inc.* (available February 4, 1997); and *Ferrellgas, Inc.* (available August 19, 1994). As noted above, the Subsidiary Guarantors will not issue any Guarantees of Debt Securities under the Form S-3 Shelf in any future offerings of debt securities by the Company, the Guarantees of Debt Securities were de-registered pursuant to Post-Effective Amendment No. 4 and there are no longer any holders of the Guarantees. Requiring each Subsidiary Guarantor to continue its Section 15(d) reporting under these circumstances does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Company and the Subsidiary Guarantors due to the expense and dedication of management time that would be necessary to prepare the reports for the Subsidiary Guarantors required by Section 13(a) for the remainder of the 2012 Fiscal Year.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. Unlike these cases, although the Guarantees have been terminated, the Company has not redeemed, repurchased or converted its outstanding notes. See e.g., *MXenergy Holdings Inc.* (available August 18, 2011) (Staff permits suspension of reporting where all notes have been redeemed); *Aeroflex Incorporated* (available August 4, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *CPG International, Inc.* (available March 23, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Comtech Telecommunications Corp.* (available August 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors where the guarantees have been terminated upon the conversion of all guaranteed notes into common stock); *Media General Communications, Inc.* (available April 1, 1997) (Staff permits suspension of reporting where all notes have been redeemed); *Alamo Rent-A-Car, Inc.* (available February 4, 1997) (Staff permits suspension of reporting where most notes have been repurchased and all remaining notes have been defeased); and *Ferrellgas, Inc.* (available August 19, 1994) (Staff permits suspension of reporting where all notes have been redeemed and all debentures have been repurchased). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d) for the remainder of such fiscal year.

In addition, we note that while the Subsidiary Guarantors do not fall within the scope of the two situations described by the Staff in the Staff Legal Bulletin No. 18 (CF) (March 15, 2010) ("<u>SLB No. 18</u>"), the Subsidiary Guarantors otherwise satisfy the conditions set forth in SLB No. 18 for an issuer to be exempted from the requirements to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, each Subsidiary Guarantor (1) does not have a class of securities registered under Section 12 of the Exchange Act, (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b), will file a Form 15 and will be current in its reporting obligations as of the date of filing such Form 15, (3) has no unsold securities remaining on any Securities Act registration statement, and (4) as a result of the termination of the Guarantees on June 29, 2012, is no longer required pursuant to the Indentures or the Notes issued pursuant to the Indentures to file Exchange Act reports with the Commission, the Trustees or the holders of such Notes after such date.

Morgan Lewis
COUNSELORS AT LAW

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that neither (i) the effectiveness during the 2012 Fiscal Year of Post-Effective Amendment No. 3 (filed to register the Guarantees of Debt Securities of three Subsidiary Guarantors: IntrinsiQ Holdings, Inc., IntrinsiQ, LLC and Premier Source, LLC), nor (ii) the updating of the Form S-3 Shelf during the 2012 Fiscal Year pursuant to the requirements of Section 10(a)(3) of the Securities Act, would, under the circumstances described herein, preclude each Subsidiary Guarantor from filing a Form 15 to suspend its reporting obligations with respect to the 2012 Fiscal Year under Section 15(d) of the Exchange Act, in reliance on Rule 12h-3 thereunder.

If and when relief is granted by the Staff with respect to the foregoing, each Subsidiary Guarantor will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) prior to due date for filing Section 13(a) reports for the quarter ended June 30, 2012.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss this matter with the Staff before any written response to this letter is issued.

If you require further information or have any questions feel free to call or e-mail James W. McKenzie, Jr. at 215.963.5134 or jmckenzie@morganlewis.com or Andrew T. Budreika at 215.963.5493 or abudreika@morganlewis.com.

Very truly yours,

James W. McKenzie, Jr.

James W. McKenzie, Jr.

Exhibit A

Name of Subsidiary Guarantor and Registrant	Jurisdiction of Incorporation or Formation	First Use of Rule 3-10 Disclosure by AmerisourceBergen Corporation
Ambulatory Pharmaceutical Services, Inc.	New Jersey	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
AmerisourceBergen Consulting Services, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2010
AmerisourceBergen Drug Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
AmerisourceBergen Holding Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
AmerisourceBergen Services Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
AmerisourceBergen Specialty Group, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended June 30, 2009
AmeriSource Health Services Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
AmeriSource Heritage Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
Anderson Packaging, Inc.	Illinois	Annual Report on Form 10-K for Fiscal Year ended September 30, 2003
APS Enterprises Holding Company, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
ASD Specialty Healthcare, Inc.	California	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
AutoMed Technologies, Inc.	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
Bellco Drug Corp.	New York	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2007
Clinical Outcomes Resource Application Corporation	New York	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2007
Dialysis Purchasing Alliance, Inc.	New York	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2007
Health Services Capital Corporation	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
I.G.G. of America, Inc.	Maryland	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2006
IHS Acquisition XXX, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
Imedex, LLC	Georgia	Quarterly Report on 10-Q for Fiscal Quarter ended June 30, 2004
Integrated Commercialization Solutions, Inc.	California	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
International Oncology Network Solutions, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2010

Morgan Lewis
COUNSELORS AT LAW

Name of Subsidiary Guarantor and Registrant	Jurisdiction of Incorporation or Formation	First Use of Rule 3-10 Disclosure by AmerisourceBergen Corporation
International Physician Networks, L.L.C.	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
IntrinsiQ Holdings, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2011
IntrinsiQ, LLC	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2011
Liberty Acquisition Corp.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2007
Medical Initiatives, Inc.	Florida	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
Pharm Plus Acquisition, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
Pharmacy Healthcare Solutions, Ltd.	Texas	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
Premier Source, LLC	California	Quarterly Report on Form 10-Q for Fiscal Quarter ended December 31, 2011
Solana Beach, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
Specialty Pharmacy, Inc.	Delaware	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
Specialty Pharmacy of California, Inc.	California	Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2003
Telepharmacy Solutions, Inc.	Delaware	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
The Lash Group, Inc.	Delaware	Annual Report on Form 10-K for Fiscal Quarter ended March 31, 2004
US Bioservices Corporation	Delaware	Quarterly Report on 10-Q for Fiscal Quarter ended March 31, 2003
Value Apothecaries, Inc.	Texas	Annual Report on Form 10-K for Fiscal Year ended September 30, 2002
Xcenda, L.L.C.	Florida	Quarterly Report on Form 10-Q for Fiscal Quarter ended June 30, 2007